Mail Stop 6010

February 29, 2008

Mr. Stephen T. Willis
Executive Vice President – Operations
and Chief Financial Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, NJ 08512

> **Re:** **Palatin Technologies, Inc.**
> **Form 10-K for Fiscal Year ended June 30, 2007**
> **Filed September 13, 2007**
> **File No. 1-15543**

Dear Mr. Willis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director